IMC Announces Focus Medical's First Import from Canada to Israel, Strengthening International Network

  Strong relationships with Canadian medical cannabis industry are a strategic imperative to IMC as a global medical cannabis brand

  Focus Medical has successfully imported approximately 200kg of medical cannabis from Canada, now seven suppliers cultivating under IMC brand across Israel, Spain and Canada

  IMC brand well positioned for Israeli government decriminalization reforms

* Currency is in CAD$ unless specified otherwise

Toronto, Canada; and Glil Yam, Israel - June 18, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), one of the world's pioneering medical cannabis companies with operations in Israel and across Europe, is pleased to announce that Focus Medical Herbs Ltd. ("Focus Medical') has successfully received its first shipment of medical cannabis from an EU-GMP certified indoor cultivator of medical cannabis based in Canada. This first shipment is comprised of approximately 200kg of medical cannabis and will be sold by Focus Medical under the IMC brand to medical patients in Israel.

IMC has now secured seven suppliers producing under the IMC brand: five domestic suppliers in Israel, and EU-GMP suppliers in both Spain and Canada. With the Israeli government now accepting applications for export of medical cannabis, this supply base could be used to fulfill the growing demand in the European market subject to regulatory approval. Furthermore, the first shipment of 200kg of medical cannabis from Focus Medical's EU-GMP supply partner in Spain is being sold under its previously announced pharmacy sales agreements and is receiving positive reviews. The next shipments from Spain to Israel are expected in the third quarter.

"We have great respect for Canada's global leadership in the development of its local and international cannabis industries. With our ambition for IMC to become a leading global brand in medical cannabis, it is a strategic imperative to have deep ties with Canadian licensed producers," said Oren Shuster, Chief Executive Officer of IMC. "The outlook for the cannabis industry in Israel is very promising following the Israeli government's announcement last week of its intention to develop a cannabis decriminalization framework with legislation to increase access to cannabis for more users across the country. We are very confident that this will result in increased demand for high quality cannabis products as more users access cannabis through legal channels as we have seen in North America. IMC remains in an excellent position to increase its brand's market share in Israel and expand its international recognition by providing cannabis products known for quality, consistency and purity."

Details of Existing Sales and Supply Agreements

IMC has previously announced that Focus Medical has signed six binding pharmacy sales agreements for the distribution of IMC-branded medical cannabis products in Israel. Focus Medical's total consolidated revenue from all binding pharmacy sales agreements in Israel is expected to be $193.5 million with an expected gross margin of 50% over the next three years. A total of 33,075kg of medical cannabis under the pharmacy sales agreements will be delivered by Focus Medical to Israeli pharmacies between Q2 2020 and 2023, of which 3,000kg of the medical cannabis is expected to reach pharmacies in 2020.

Supply of medical cannabis to fulfill these pharmacy sales agreements is now fully contracted. Focus Medical has signed and announced supply agreements with Cannomed Medical Cannabis Industries Ltd. (TASE:CNMD), Intelicanna Ltd. (TASE:INTL), Way of Life and Cannation, in addition to exclusive supply from Focus Medical and international supply from Spain and Canada.

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC has established a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

About Focus Medical Herbs Ltd.

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with six other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

IMC currently operates in the Israeli medical cannabis market by providing intellectual property and services to licensed producers. Focus Medical, a licensed medical cannabis producer in Israel with whom the Company has exclusive commercial agreements, is the first major Israeli licensed producer to utilize the Company's intellectual property and know-how. Neither the Company nor any of its subsidiaries currently hold, directly or indirectly, any licenses to engage in the cultivation, production, processing, distribution or sale of medical cannabis in Israel. However, under International Financial Reporting Standards 10, the Company is required to consolidate the results of Focus, a licensed propagator and cultivator of medical cannabis under the current Israeli regulatory regime, in its current financial results.

Financial Outlook

The Company and its management believe that the estimated revenues and gross margins contained in this press release are reasonable as of the date hereof and are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These estimates are considered financial outlooks under applicable securities laws. These estimates and any other financial outlooks or future-oriented financial information included herein have been approved by management of the Company as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purposes of presenting information about management's current expectations and goals relating to previously announced sales agreements and the future business of the Company. The Company disclaims any intention or obligation to update or revise any future-oriented financial information, whether as a result of new information, future events or otherwise, except as required by securities laws. Readers are cautioned that actual results may vary materially as a result of a number of risks, uncertainties, and other factors, many of which are beyond the Company's control. See "Disclaimer for Forward-Looking Statements" below.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include, without limiting the foregoing, statements relating to the Company's projected revenues and profitability due to previously announced sales agreements of Focus Medical, the expected amount of medical cannabis to be delivered by Focus Medical under its previously announced sales agreements, the ability of Focus Medical's suppliers, including the Spain supplier, to deliver the expected amounts of medical cannabis on schedule pursuant to previously announced supply agreements; timing of the sale and distribution of IMC-branded medical cannabis products to Israeli pharmacies under the sales agreements, the ability of Focus Medical to meet its sales commitments, demand for medical cannabis in Israel, the timing, progress and outcome of government efforts to decriminalize recreational cannabis and the Company's strategic plans. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the Israeli government deciding to delay or abandon the decriminalization of recreational cannabis; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; the ability of Focus Medical to deliver on its sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; crop failures; litigation; currency fluctuations; competition; and loss of key management and/or employees. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca